UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Contact:
Blue Square-Israel Ltd. Elli Levinson-Sela General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: ellils@bsi.co.il

Blue Square Announces Capital Gains of Approximately 50 Million NIS to be included in its 3Q Reports due to the Initial Public Offering of its wholly owned subsidiary, Blue Square Real Estate Ltd. (“BSRE”) on the Tel Aviv Stock Exchange.

ROSH HAAYIN, Israel, September 5th , 2006 – Further to previous announcements by Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) regarding the Initial public offering performed by its subsidiary, Blue Square Real Estate Ltd (hereinafter: “BSRE”) on the Tel Aviv Stock Exchange, Blue Square announced today that its third quarter reports will include capital gains (before taxes) in the amount of approximately 50 million NIS (approximately 11.4 million $) due to the above offering.

Blue Square holds 80% of BSRE (74.1% fully diluted).

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 172 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2005.